Filed by Express Scripts, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Caremark Rx, Inc.
Commission File No.: 001-14200

This message is being sent to all Annual Bonus Plan participants.
At the Jan. 18 Management Briefing, George Paz encouraged you to submit questions about our proposed acquisition of Caremark. This update includes answers to some of the questions we’ve received. Please watch for future updates with answers to more of your questions.
This information is for internal use only. If you have questions about our proposed acquisition of Caremark, please send them to Corporate Communications.

Q:	We are re-filing our notification under the Hart-Scott-Rodino Antitrust Improvement Act. Why are we doing this?

A:	This is not an unusual step in matters like our proposed acquisition of Caremark. The re-filing gives the Federal Trade Commission (FTC) an additional 30 days to review our proposed acquisition before deciding whether to issue a second request for more information. We will use the next 30 days to continue the process with the FTC, seeking to clear the transaction.

Q:	Caremark has repeatedly alleged that our proposed acquisition would result in a loss of clients. What are the facts?

A:	We disagree with Caremark’s allegations:

1. Each time we’ve made an acquisition, the result has been an increase in the number of customers beyond what both companies had previously.

2. About one-third of the business in our industry comes up for renewal — or is at risk — every year. This is completely unrelated to any acquisition activity.

3.    During the past three years, we have taken more than two times as many clients from Caremark than it has taken from Express Scripts. This demonstrates the attractiveness of Express Scripts to Caremark’s book of business.

Q:	Caremark has run several ads, encouraging its shareholders to vote in favor of the merger with CVS. Why so many ads, and what are we doing to encourage Caremark shareholders to vote against the merger with CVS?

A:	In matters like this, it is common for companies to communicate with shareholders through several channels, including news releases, letters, conference calls, investor meetings and ads. We are using the same channels, and our first ad ran in today’s Wall Street Journal.

Q:	When will shareholders vote on the proposed Caremark/CVS merger?

A:	Caremark shareholders will vote on Feb. 20, and CVS shareholders will vote on Feb. 23. We are soliciting proxies from Caremark shareholders and are actively urging Caremark shareholders to vote against the proposed merger.
For the latest information about our proposed acquisition of Caremark, visit ESInet.
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IMPORTANT INFORMATION
Express Scripts has filed a proxy statement in connection with Caremark’s special meeting of stockholders at which the Caremark stockholders will consider the CVS Merger Agreement and matters in connection therewith. Express Scripts stockholders are strongly advised to read that proxy statement and the accompanying form of GOLD proxy card, as they contain important information. Express Scripts also intends to file a proxy statement in connection with Caremark’s annual meeting of stockholders at which the Caremark stockholders will vote on the election of directors to the board of directors of Caremark. Express Scripts stockholders are strongly advised to read this proxy statement and the accompanying proxy card when they become available, as each will contain important information. Stockholders may obtain each proxy statement, proxy card and any amendments or supplements thereto which are or will be filed with the Securities and Exchange Commission (“SEC”) free of charge at the SEC’s website (www.sec.gov) or by directing a request to MacKenzie Partners, Inc., at 800-322-2885 or by email at expressscripts@mackenziepartners.com.
In addition, this material is not a substitute for the prospectus/offer to exchange and registration statement that Express Scripts has filed with the SEC regarding its exchange offer for all of the outstanding shares of common stock of Caremark. Investors and security holders are urged to read these documents, all other applicable documents, and any amendments or supplements thereto when they become available, because each contains or will contain important information. Such documents are or will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to MacKenzie Partners, Inc., at 800-322-2885 or by email at expressscripts@mackenziepartners.com.
Express Scripts and its directors, executive officers and other employees may be deemed to be participants in any solicitation of Express Scripts or Caremark shareholders in connection with the proposed transaction. Information about Express Scripts’ directors and executive officers is available in Express Scripts’ proxy statement, dated April 18, 2006, filed in connection with its 2006 annual meeting of stockholders. Additional information about the interests of potential participants is included in the proxy statement filed in connection with Caremark’s special meeting to approve the proposed merger with CVS and will be included in any proxy statement regarding the proposed transaction. We have also filed additional information regarding our solicitation of stockholders with respect to Caremark’s annual meeting on a Schedule 14A pursuant to Rule 14a-12 on January 9, 2007.
© 2007 Express Scripts, Inc. All Rights Reserved. 07-05012